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                      UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                    Schedule 14f-1

          Under the Securities Exchange Act of 1934

                Burrard Technologies, Inc..
  (Exact name of registrant as specified in its corporate charter)

                       000-32567
                   Commission File No.

       Nevada                                     52-2273215
State of Incorporation               (IRS Employer Identification No.)

               Suite 501, 1281 West Georgia Street
               Vancouver, British Columbia V6C 3E8
             (Address of principal executive offices)

                      (604) 484-2899
    (Registrant's telephone number, including area code)

                      December 5, 2001

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    NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on December 4, 2001 of the common stock, par value $.001 per share ("Common Stock") of Burrard Technologies, Inc. a Nevada corporation ("Burrard" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1.


NO VOTE OR OTHER ACTION BY BURRARD'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                         INTRODUCTION

Technocall Acquisition Agreement

On December 4, 2001, Burrard entered into a share purchase agreement (the "Share Purchase Agreement") with Technocall SA ("Technocall") and the shareholders of Technocall (the "Technocall Shareholders") dated for reference November 23, 2001 whereby Burrard has agreed to acquire all of the issued and outstanding shares of Technocall in consideration of the issue of 7,600,000 shares of Burrard's common stock to the Technocall Shareholders. The agreed upon closing date for the acquisition of Technocall is December 11, 2001. Closing is subject to the completion by all parties of customary due
diligence investigations.   The shareholders of Technocall
consist of Advanced Technologies Development Co. Ltd., Rocasoprane Ltd. and Axiom S.A. These shareholders will be issued the following shares of Burrard's common stock on closing:

     Technocall Shareholder                      Number of Shares
     ----------------------                      ----------------
     Advanced Technologies Development Co. Ltd.  3,800,000 Shares
     Rocasoprane Ltd.                            2,538,400 Shares
     Axiom S.A.                                  1,261,600 Shares

Change in the Majority of the Board of Directors

The Share Purchase Agreement contemplates a change in the majority of the board of directors of Burrard. Subsequent to closing, the board of directors will consist of directors nominated by Technocall. These new directors are proposed to be Mr. Fernand Leloroux and Mr. Cyril Heitzler. To give effect to this agreement, Burrard's current board of directors, consisting of Mr. William Robertson and Mr. Nick Sirsiris, will resign on the day following the tenth day that this Schedule 14f information statement is mailed to the shareholders of Burrard, subject to the completion of the acquisition of Technocall.

Voting Securities of Burrard

As of December 4, 2001, Burrard had 17,187,000 shares of
Common Stock issued and outstanding, Burrard's only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

Change of Control

Mr. Robertson and Mr. Sirsiris have agreed to surrender to Burrard 7,125,000 shares of Burrard's common stock on closing of the acquisition of Technocall. Each of Mr.
Robertson and Mr. Sirsiris will own 190,000 shares of Burrard's common stock subsequent to completion of the acquisition. As a consequence of the completion of the acquisition of Technocall and the surrender of stock by Mr.
Robertson and Mr. Sirsiris, there will be a change in control of Burrard and the shareholders of Technocall will be in control of Burrard subsequent to the completion of Burrard's acquisition of Technocall.

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Information regarding Burrard

Please read this Information Statement carefully. It describes the terms of the Share Purchase Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Share
Purchase Agreement. Additional information about the transactions contemplated by the Share Purchase Agreement and the business of Burrard will be contained in Burrard's
Current Report on Form 8-K to be filed with the Securities and Exchange Commission. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                    EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year
ended December 31, 2000.    No other compensation was paid
to any such officer or directors other than the cash compensation set forth below.


------------------------------------------------------------------------------
                       SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------
                 Annual Compensation                Long Term Compensation
                 -------------------                ----------------------
                                                    Awards       Payouts
                                                    -----------  -------


                                       Other                              All
                                       Annual           Securities       Other
                                       Com-             Under-            Com-
Name and                               pen-   Restricted lying            pen-
Principal                              sa-    Stock     Options/*  LTIP    sa-
Position        Year   Salary   Bonus  tion   Awarded   SARs (#)payouts   tion
                         ($)     ($)    ($)     ($)                    ($)
==============================================================================
WILLIAM          2000  9,000     NIL   NIL      NIL       NIL    NIL      NIL
ROBERTSON
President and
Director


NICK             2000   NIL      NIL   NIL      NIL       NIL    NIL      NIL
SIRSIRIS
Secretary, Treasurer
and Director
==============================================================================


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Stock Option Grants

The following table sets forth information with respect to stock options granted to each of our directors and officers during our most recent fiscal year ended December 30, 2000:


------------------------------------------------------------------------------
                   Common Shares % of Total
                   under         Options/SARs    Exercise or Base
                   Options/SARs  Granted to      Price
                   Granted       Employees in    ($/Common Share)  Expiration
Name               #             Financial Year                     Date
------------------------------------------------------------------------------
WILLIAM ROBERTSON         NIL        N/A               N/A          N/A
President and Director

NICK SIRSIRIS             NIL        N/A               N/A          N/A
Secretary, Treasurer
and Director
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Exercises of Stock Options and Year-End Option Values

The following is a summary of the share purchase options exercised by our officers, directors and employees during the financial year ended December 31, 2000:


------------------------------------------------------------------------------
            AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
     FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES
------------------------------------------------------------------------------
                                                                    Value of
                                                                  Unexercised
              Common Shares Aggregate     Unexercised Options    in-the-Money
             Acquired on     Value        at Financial        Options/SARs at
              Exercise      Realized      Year-End         Financial Year-End
Name           (#)           ($)           (#)                     ($)
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WILLIAM
ROBERTSON      NIL           N/A           NIL                     N/A
President
and Director


NICK
SIRSIRIS       NIL           N/A           NIL                     N/A
Secretary,
Treasurer
and Director
------------------------------------------------------------------------------

Outstanding Stock Options

We have not granted any stock options and do not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of our common stock.

Compensation Of Directors

Our directors do not receive cash compensation for their services as directors or members of committees of the board.

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               PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 4, 2001 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

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                   Name and address      Number of Shares   Percentage of
Title of class     of beneficial owner   of Common Stock    Common Stock(1)
------------------------------------------------------------------------------
CURRENT OFFICERS AND DIRECTORS

Common Stock     William Robertson          3,750,000 shares     21.8%
                 Director, President &
                 Chief Executive Officer
                 828 West 7th Avenue
                 Vancouver, BC  V5Z 1C1

Common Stock     Nick Sirsiris              3,750,000 shares     21.8%
                 Director, Secretary,
                 Treasurer
                 & Chief Financial
                 Officer
                 Suite 507, 1455 East
                 3rd Avenue
                 Vancouver, BC V5N 1Z7

Common Stock     All Officers and
                 Directors                  7,500,000 shares     43.6%
                 as a Group that
                 consists
                 of 2 persons.

PROPOSED OFFICERS AND DIRECTORS

Common Stock     Fernand Leloroux            NIL shares          NIL%
                 28, Rue du Marche,
                 Ch 1200

Common Stock     Cyril Heitzler              NIL shares          NIL%
                 28, Rue du Marche,
                 Ch 1200
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(1) Based on a total of 17,187,000 shares of our common
stock issued and outstanding as of December 4, 2001.

------------------------------------------------------------------------------

Except as otherwise noted, it is believed by us that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

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               DIRECTORS AND EXECUTIVE OFFICERS

Burrard anticipates that on or about December 16, 2001, William Robertson and Nick Sirsiris will each tender a letter of resignation to the Board to resign as directors of Burrard as contemplated by the Stock Purchase Agreement.
Mr. Loloreux and Mr. Heitzler will appointed as directors of Burrard upon the resignations of Mr. Robertson and Mr. Sirsiris.

The following tables set forth information regarding
Burrard's current executive officers and directors and the proposed executive officers and directors of Burrard.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

------------------------------------------------------------------------------
NAME                   AGE                 POSITION
-----------------      ----                -----------
William Robertson      27                  Director and President

Nick Sirsiris          65                  Director and Secretary and
                                           Treasurer
------------------------------------------------------------------------------

Mr. William Robertson is our president and chief executive officer and is a member of our board of directors. Mr. Robertson was appointed to our board of directors on April 5, 2000. Mr. Robertson was appointed as our president on April 5, 2000. Mr. Robertson was an investment advisor with Canaccord Capital of Vancouver, British Columbia from May 1993 to November 1997. Mr. Roberston was an investment advisor with Southwest Securities from November 1997 to November 1998. Mr. Robertson has been engaged in providing financial consulting services to private and public companies since December 1998 through his private company, Billco Trading Co. Ltd. Mr. Robertson is a director and the president and secretary of Knoway Ventures Inc., a company
formerly traded on the OTC Bulletin Board.   Mr. Robertson
joined Knoway Ventures in March 2000.

Mr. Nick Sirsiris is our secretary, treasurer and chief financial officer and is a director of Burrard. Mr. Sirsiris was appointed to our board of directors on April 5, 2000. Mr. Sirsiris was appointed as our secretary, treasurer and chief financial officer on April 5, 2000. Mr. Sirsiris is a self-employed entrepreneur and businessman. Mr. Sirsiris was the sole proprietor of the Delphi Restaurant in Vancouver, Canada from 1974 to July 1998. Mr. Sirsiris has been a self-employed business consultant since August 1998. Mr. Sirsiris is presently a director of Knoway Ventures, Inc., a company that is publicly traded on the National Quotation Bureau pink sheet market. Knoway Ventures is involved in the development of proprietary secured transaction technology for Internet electronic commerce transactions. Mr. Sirsiris has been a director of Knoway Ventures since December 1999.

         PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE
         RESIGNATION OF WILLIAM ROBERTSON AND NICK SIRSIRIS
------------------------------------------------------------------------------
NAME                   AGE                 POSITION
-------------------    ----                -----------
Mr.Fernand LeLoroux     63                 Director and President

Mr. Cyril Heitzler      33                 Secretary
------------------------------------------------------------------------------

Mr. Leloroux is currently the president of Technocall. Mr. Leloroux received his law degree from the National Insurance School of France in 1957. Mr. received his bachelor's degree in philosophy in 1953. Mr. Leloroux has been a director and the chief financial officer of Cartis Inc., a company involved in the treatment of water, since April 2001. Mr. Leloroux was one of the co-founders of International Business Trading SA, a Swiss company specializing in business, industrial and financial engineering, management and debt collection, company domicilation and the import and export of goods, in 1998. Mr. Leloroux has been involved in International Business Trading S.A. since 1998. Mr. Leloroux was one of the co-founders of R.M.J. Conseils S.A., a Swiss company specializing in insurance and reinsurance consulting
services, in 1994.   Mr. Leloroux was chairman of R.M.J.
Conseils S.A. from 1994 to 1998.

Mr. Heitzler received his qualification in production engineering in 1991. Mr. Heitzler is currently the industrial director of Cartis Group Inc., a position that he has held since 2000. Mr. Heitzler was previously technical director of Cartis International Ltd. from 1998 to 2000 where he was involved in the design and pre-industrialization of water treatment stations. Mr. Heitzler was technical director of Tedeco Ltd., a company involved in the design of domestic water treatment stations, from 1995 to 1999. Mr. Heitzler was a manager for SARL CEFCA, a manufacturer of powders for Cartis, since 1997.


                          COMMITTEES

Burrard does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

              MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended December 31, 2000.

    SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Burrard's officers, directors and persons who beneficially own more than 10% of Burrard's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish Burrard with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended December 31, 2000 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, none of our directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

We pay an amount of $1000 per month to Mr. William
Robertson, our president and a director, in consideration for Mr. Robertson providing office space to us for our business operations. This arrangement is anticipated to cease upon the closing of the Share Purchase Agreement.

Mr. Leloroux is the president of Technocall SA, the company to be acquired by Burrard.

                       LEGAL PROCEEDINGS

Burrard is not aware of any legal proceedings in which Purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of Burrard, or any affiliate of Purchaser, or of any such director, officer, affiliate of Burrard, or security holder, is a party adverse to Burrard or has a material interest adverse to Burrard.

                        SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:      December 5, 2001      By Order of the Board of Directors
                                  BURRARD TECHNOLOGIES, INC.

                                  By: /s/ William Robertson
                                     -------------------------
                                       William Robertson
                                       President